1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated October 14, 2008

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F      X                Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                          No      X

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2008/10/14

Chunghwa Telecom Co., Ltd.

By:	/s/ Joseph C.P. Shieh
Name:	Joseph C.P. Shieh
Title:	Senior Vice President CFO

Exhibit

Exhibit	Description
1.	Announcement on 2008/09/11: Announcement of the procurement of VDSL2 broadband access network system for 2008

2.	Announcement on 2008/09/16: To announce the record date for dividend distribution

3.	Announcement on 2008/09/17: Clarification of the report that Chunghwa sold USD200 million on 2008/09/16

4.	Announcement on 2008/09/18: To announce that Chunghwa Telecom Singapore will form a joint venture with SingTel

5.	Announcement on 2008/09/22: Announcement of the procurement of Broadband Access Aggregation Network (AGG-C) equipment and installation

6.	Announcement on 2008/09/23: Announcement of the procurement of new AGG-E aggregator device and installation

7.	Announcement on 2008/09/25: New Appointment of Representative of Juristic Person Director

8.	Announcement on 2008/10/06: New Appointment of Representative of Juristic Person Director

9.	Announcement on 2008/10/09: Revision: Chunghwa Telecom Board of Directors authorizes the management to unwind foreign exchange derivative contract

10.	Announcement on 2008/10/09: Chunghwa Telecom Board of Directors authorizes the management to unwind foreign exchange derivative contract

11.	Announcement on 2008/10/09: Announcement of the disposition of MFS MERIDIAN EMERGING MARKETS DEBT FUND

12.	Announcement on 2008/10/09: Chunghwa Telecom announced its unaudited revenue for September, 2008

13.	Announcement on 2008/10/09: Sep 2008 sales

EXHIBIT 1

Announcement of the procurement of VDSL2 broadband access network system for 2008

Date of events: 2008/09/11

Contents:

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): VDSL2 broadband access network system for 2008.

2. Date of the occurrence of the event: 2008/09/11

3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price: NT$1,202,880,000.

4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Hwacom Systems Inc.

5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): N/A

8. Terms of delivery or payment (including payment period and monetary amount): Delivery, inspection and payment in batches

9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: In accordance with the Procurement Management Rules of Chunghwa Telecom.

10. Name of the professional appraisal institution and its appraisal amount: N/A

11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: N/A

12. Is the appraisal report price a limited price or specific price?: N/A

13. Has an appraisal report not yet been obtained?: N/A

14. Reason an appraisal report has not yet been obtained: N/A

15. Broker and broker’s fee: N/A

16. Concrete purpose or use of the acquisition or disposition: To construct the Company’s fiber access network

17. Do the directors have any objection to the present transaction?: No

18. Any other matters that need to be specified: None

EXHIBIT 2

To announce the record date for dividend distribution

Date of events: 2008/09/16

Contents:

1. Date of the resolution by the board of directors or shareholders’ meeting or decision by the Company: 2008/09/16

2. Type of ex-rights or ex-dividend (please enter: “Ex-rights”, “Ex-dividend”, or “Ex-rights and dividend”): Ex-rights and dividend

3. Type and monetary amount of dividend distribution: Per share to be distributed with cash dividend of NT$4.26 and stock dividend of NT$2.1 (210 shares per thousand shares)

4. Ex-rights (ex-dividend) trading date: 2008/10/17

5. Last date before book closure: 2008/10/20

6. Book closure starting date: 2008/10/21

7. Book closure ending date: 2008/10/25

8. Ex-rights (ex-dividend) record date: 2008/10/25

9. Any other matters that need to be specified: Cash dividend is expected to be distributed on 2008/11/11.

EXHIBIT 3

Clarification of the report that Chunghwa sold USD200 million on 2008/09/16

Date of events: 2008/09/17

Contents:

1. Name of the reporting media: Commercial Times

2. Date of the report: 2008/09/17

3. Content of the report: Selling USD200 million, Chunghwa Telecom stabilizes the foreign exchange market.

4. Summary of the information provided by investors: None

5. Company’s explanation of the reportage or provided information: It was merely the media’s speculation that Chunghwa sold USD200 million on 2008/09/16.

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 4

To announce that Chunghwa Telecom Singapore will form a joint venture with SingTel

Date of events: 2008/09/18

Contents:

1. Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): Common shares of ST-2 SATELLITE VENTURES PRIVATE LIMITED

2. Date of occurrence of the event: 2008/09/18

3. Volume, unit price, and total monetary amount of the transaction: 60 million shares; S$1 per share; S$60 million.

4. Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): ST-2 SATELLITE VENTURES PRIVATE LIMITED; Affiliate

5. Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8. Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): N/A

9. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: Periodic payments; None; None

10. The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: Invest to form a company; S$1/share; Board of Directors.

11. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): 60 million shares; S$60 million; 38%; None.

12. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: 6.7%; 8.5%; NT$45,303mn.

13. Broker and broker’s fee: None

14. Concrete purpose or use of the acquisition or disposition: To explore international telecom business.

15. Net worth per share of company underlying securities acquired or disposed of: N/A

16. Do the directors have any objection to the present transaction?: None

17. Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: N/A

18. Any other matters that need to be specified: None

EXHIBIT 5

Announcement of the procurement of Broadband Access Aggregation Network (AGG-C) equipment and installation

Date of events: 2008/09/22

Contents:

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Broadband Access Aggregation Network (AGG-C) equipment and installation.

2. Date of the occurrence of the event: 2008/09/22

3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price: NT$558,800,000

4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Hwacom Systems Inc.

5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): N/A

8. Terms of delivery or payment (including payment period and monetary amount): Delivery, inspection and payment in batches.

9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: In accordance with the Procurement Management Rules of Chunghwa Telecom.

10. Name of the professional appraisal institution and its appraisal amount: N/A

11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: None

12. Is the appraisal report price a limited price or specific price?: N/A

13. Has an appraisal report not yet been obtained?: No

14. Reason an appraisal report has not yet been obtained: N/A

15. Broker and broker’s fee: None

16. Concrete purpose or use of the acquisition or disposition: To construct the Company’s fiber access network

17. Do the directors have any objection to the present transaction?: No

18. Any other matters that need to be specified: None

EXHIBIT 6

Announcement of the procurement of new AGG-E aggregator device and installation

Date of events: 2008/09/23

Contents:

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City):new AGG-E aggregator device and installation.

2. Date of the occurrence of the event: 2007/09/24-2008/09/23

3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price: NT$827,768,254

4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Hwacom Systems Inc.

5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): N/A

8. Terms of delivery or payment (including payment period and monetary amount): In accordance with the contract.

9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: In accordance with the Procurement Management Rules of Chunghwa Telecom.

10. Name of the professional appraisal institution and its appraisal amount: N/A

11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: None

12. Is the appraisal report price a limited price or specific price?: N/A

13. Has an appraisal report not yet been obtained?: No

14. Reason an appraisal report has not yet been obtained: N/A

15. Broker and broker’s fee: None

16. Concrete purpose or use of the acquisition or disposition: fiber access network.

17. Do the directors have any objection to the present transaction?: No

18. Any other matters that need to be specified: None

EXHIBIT 7

New Appointment of Representative of Juristic Person Director

Date of events: 2008/09/25

Contents:

1. Date of occurrence of the change: 2008/09/25

2. Name of juristic-person director/ supervisor: Ministry of Transportation and Communications

3. Name and resume of the replaced person: Chiu-Kuei Huang; Chief Secretary, Council of Labor Affairs; Master’s degree in Labor Science, Chinese Culture University.

4. Name and resume of the replacement: Pan, Shih-Wei; Political Deputy Minister, Council of Labor Affairs; Ph.D., Industrial & Labor Relations, Cornell University.

5. Reason for the change: Being replaced in accordance with the provisions set forth in Item 3 Article 27 of Company Act.

6. Original term (from                      to                     ): 2007/06/15 - 2010/06/14

7. Effective date of the new appointment: 2008/09/25

8. Any other matters that need to be specified: None

EXHIBIT 8

New Appointment of Representative of Juristic Person Director

Date of events: 2008/10/06

Contents:

1. Date of occurrence of the change: 2008/10/06

2. Name of juristic-person director/ supervisor: Ministry of Transportation and Communications

3. Name and resume of the replaced person: Lo-Ming Chung; the Executive Vice President of China Steel Corporation; Master of Business Administration from Arizona State University.

4. Name and resume of the replacement: Jennifer Yuh-Jen Wu; Deputy Director-General of Institute of Transportation, MOTC; Ph.D. in Institute of Traffic and Transportation of the National Chiao Tung University.

5. Reason for the change: Being replaced in accordance with the provisions set forth in Item 3 Article 27 of Company Act.

6. Original term (from                      to                     ): 2007/06/15 - 2010/06/14

7. Effective date of the new appointment: 2008/10/06

8. Any other matters that need to be specified: To fill the vacant position of previous director, Lo-Ming Chung, who was resigned and discharged from the position on 2008/08/20.

EXHIBIT 9

Revision: Chunghwa Telecom Board of Directors authorizes the management to unwind foreign exchange derivative contract

Date of events: 2008/10/09

Contents:

1. Date of occurrence of the event: 2008/10/09

2. Company name: Chunghwa Telecom Co., Ltd.

3. Relationship to the Company (please enter “head office” or “affiliate company”): Head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence: Attributed to the recent depreciation of the NT dollar against the US dollar, the mark-to-market unrealized loss previously incurred under the Contract was largely written off compared to the amount recorded at the end of the first half of year 2008. In order to reduce the impact of the unrealized loss to be incurred under Contract on the Company’s net income going forward, the Company held an interim board meeting today to authorize the CEO to unwind the Contract within a certain amount and in a certain period of time in the future.

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 10

Chunghwa Telecom Board of Directors authorizes the management to unwind foreign exchange derivative contract

Date of events: 2008/10/09

Contents:

1. Date of occurrence of the event: 2008/10/09

2. Company name: Chunghwa Telecom Co., Ltd.

3. Relationship to the Company (please enter “head office” or “affiliate company”): Head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence: Attributed to the recent depreciation of the NT dollar against the US dollar, the mark-to-market unrealized loss previously incurred under the Contract was largely written off compared to the amount recorded at the end of the first half of year 2008. In order to reduce the impact of the unrealized loss to be incurred under Contract on the Company’s net income going forward, the Company held an interim board meeting today to authorize the management of the Company to unwind the Contract within a certain amount and in a certain period of time in the future.

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 11

Announcement of the disposition of MFS MERIDIAN EMERGING MARKETS DEBT FUND

Date of events: 2008/10/09

Contents:

1. Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): MFS MERIDIAN EMERGING MARKETS DEBT FUND

2. Date of occurrence of the event: 2007/12/20-2008/10/07

3. Volume, unit price, and total monetary amount of the transaction: Volume: 822,342.89 units; Unit price: US$19.1500 - 21.1100; Total monetary amount of the transaction: NT$529,389,537

4. Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): MFS Fund Management Limited; Relationship: none

5. Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8. Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): NT$18,882,730.00

9. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: Cash payment based on NAV on deal date; None; None

10. The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: The transaction was based on the fund’s NAV on deal date; The price was based on the fund’s NAV announced by the fund management company; Finance Dept.

11. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): volume: 335,985.3230 units; amount: NT$208,578,193; shareholding percentage: 2.00%

12. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: 3.87% of total assets; 4.93% of total shareholder’s equity; NT$41,512,760,430

13. Broker and broker’s fee: None

14. Concrete purpose or use of the acquisition or disposition: Short-term investment

15. Net worth per share of company underlying securities acquired or disposed of: US$19.15

16. Do the directors have any objection to the present transaction?: No

17. Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: N/A

18. Any other matters that need to be specified: After getting the transaction confirmation from the fund house on 2008/10/09, the Company is able to apply the correct information which are fund’s NAV, number of shares, and gross amount of the redemption to settle accounts.

EXHIBIT 12

Chunghwa Telecom announced its unaudited revenue for September 2008

Date of events: 2008/10/09

Contents:

1. Date of occurrence of the event: 2008/10/09

2. Company name: Chunghwa Telecom Co., Ltd.

3. Relationship to the Company (please enter “head office” or “affiliate company”): Head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence: For the month of September 2008, total revenue decreased by 2.9% year-over-year to NT$15.52 billion. Operating income for the month was NT$4.53 billion, net income NT$4.12 billion, EPS NT$0.43. For the first nine months this year, total revenue was NT$140.06 billion, which was a 0.1% increase year-over-year. Operating income for the first nine months was NT$46.21 billion, net income NT$36.86 billion, EPS NT$3.86.

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 13

Chunghwa Telecom

October 9, 2008

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of Sep 2008

1) Sales volume (NT$ Thousand)

Period	Items	2008	2007	Changes	%
Sep	Invoice amount	17,358,733	17,907,305	(-) 548,572	(-) 3.06%
Sep	Invoice amount	158,630,461	159,540,785	(-) 910,324	(-) 0.57%
Sep	Net sales	15,515,861	15,973,820	(-) 457,959	(-) 2.87%
Sep	Net sales	140,057,485	139,940,095	(+) 117,390	(+) 0.08%

b Trading purpose: None